Exhibit 21
Subsidiaries of Hawkins, Inc.

Subsidiary	State of Organization
Stauber Holdings, Inc.	Minnesota
Stauber Performance Ingredients, Inc., a subsidiary of Stauber Holdings, Inc.	Minnesota
Water Solutions Unlimited Inc.	Minnesota
Superior Imports LLC	Minnesota
Preferred Ingredients LLC	Minnesota
Waterguard, Inc.	Minnesota
Amerochem Corporation	Minnesota